                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D
                                (Rule 13d - 101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                            SC&T International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   783975 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Stephen T. Burdumy, Esq.
                   Klehr, Harrison, Harvey, Branzburg & Ellers
                               1401 Walnut Street
                             Philadelphia, PA 19102
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.













                        (Continued on following page(s))

_______________________________________________________________________________

CUSIP No. 783975 10 5                                          Page 2 of 6 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Capital Ventures International
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
              WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
             Cayman Islands
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       4,040,445 **
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       N/A
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       4,040,445 **
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       N/A
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             4,040,445 **
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                17.6%   **
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

**See Item 5 below.

_______________________________________________________________________________

CUSIP No. 783975 10 5                                          Page 3 of 6 Pages
_______________________________________________________________________________




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                            SC&T INTERNATIONAL, INC.



         This statement relates to the common stock ("Common Stock") of SC&T International, Inc. (the "Company"). This statement constitutes Amendment No. 4 to the Schedule 13D of Capital Ventures International ("CVI") initially filed with the Commission on October 3, 1996 (the "Initial Filing"). In the Initial Filing, CVI voluntarily reported its ownership of 100 shares of the Company's Series A Preferred Stock and the potential for its ownership of certain shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock. On December 13, 1996, the Initial Filing was amended ("Amendment No. 1") in order to report CVI's beneficial ownership of certain shares of Common Stock in connection with the conversion of all of its Series A Preferred Stock. On March 7, 1997, the Initial Filing was further amended ("Amendment No. 2") to report the decrease in CVI's percentage beneficial ownership in the shares of Common Stock outstanding, because of the Company's issuance of additional shares of Common Stock upon the conversion of shares of Series A Preferred Stock by the holders thereof. On July 28, 1997, CVI filed another amendment to this Schedule 13D ("Amendment No. 3") to report certain sales of Common Stock by CVI. Except as disclosed herein, there has been no change in the information previously reported in the Initial Filing, Amendment No. 1, Amendment No. 2 and Amendment No. 3. Capitalized terms not defined herein shall have the meanings ascribed to them in the Initial Filing, Amendment No.1, Amendment No. 2 and Amendment No. 3.

         Item 5 is hereby amended by the addition of the following at the end thereof:

Item 5. Interest in Securities of the Issuer.

         During the period July 28, 1997 through September 24, 1997, CVI sold an aggregate of 231,700 shares of Common Stock in open market transactions and, on September 15, 1997, entered into an agreement with the Company to sell 3,783, 145 shares of Common Stock to the Company, as more fully described in Item 6. The table below sets forth certain information with respect to such open market sales:

_______________________________________________________________________________

CUSIP No. 783975 10 5                                          Page 4 of 6 Pages
_______________________________________________________________________________



Date of Sale                        Number of Shares                  Price Per Share*                   Aggregate Sale Price*
------------                        ----------------                 ----------------                   --------------------

July 28, 1997                            148,000                          $0.54                          $     79,858.06

July 29, 1997                              7,000                          $0.57                          $      4,015.90

July 30, 1997                             13,000                          $0.31                          $      4,089.60

August 4, 1997                            21,000                          $0.57                          $     12,047.70

September 18, 1997                         2,700                          $0.67                          $      1,802.25

September 19, 1997                        20,000                          $0.64                          $     12,724.00

September 23, 1997                        10,000                          $0.73                          $      7,300.00

September 24, 1997                        10,000                          $0.92                          $      9,175.00

Total                                    231,700                                                         $    131,012.51
                                     ===========                                                         ===============

* Net of brokerage commissions.

         Based upon information contained in the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997 ("June 1997 10-QSB"), the number of shares of Common Stock outstanding is 22,935,263 shares and the total number of authorized shares of Common Stock is 25,000,000 shares. As of the date hereof, excluding the sale of 3,783,145 shares of Common Stock as described in
Item 6, CVI may be deemed to be the beneficial owner of 4,040,445 shares of Common Stock, or 17.6% of the shares of Common Stock outstanding as of June 30, 1997.

         According to the June 1997 10-QSB, the Company had 718 shares of Series A Preferred Stock outstanding on June 30, 1997. The Company has advised CVI that the Company has no additional shares of Common Stock to issue upon conversion of such outstanding shares of Series A Preferred Stock. If, however, additional shares become authorized and/or available for issuance upon conversion of the outstanding Series A Preferred Stock, CVI's effective percentage ownership could be reduced substantially. In addition, CVI's effective percentage ownership will be reduced substantially in the event that the Company consummates its purchase of 3,783,145 shares of Common Stock from CVI as discussed in Item 6.

         Subject to the sale of 3,783,145 shares of Common Stock discussed in
Item 6, CVI's beneficial ownership of the shares of Common Stock is direct. CVI has sole voting and dispositive power with respect to such shares.

         To the best knowledge of CVI, none of the individuals listed in Item 2 hereof owns any Common Stock other than through their ownership interest in CVI. Neither CVI, nor, to the best of CVI's knowledge, any of the individuals listed in Item 2 hereof has effected any transactions in the Common Stock during the past 60 days other than the sales by CVI reported in Item 5 of this Schedule 13D.

_______________________________________________________________________________

CUSIP No. 783975 10 5                                          Page 5 of 6 Pages
_______________________________________________________________________________




        Item 6 is hereby amended by the addition of the following at the end thereof:

Item 6. Contracts, Arrangements, Understandings or relationships with respect to Securities of the Issuer.

        On September 15, 1997, CVI and the Company entered into an agreement, a copy of which is attached hereto as Exhibit C, pursuant to which, among other things, CVI conditionally sold 3,783,145 shares of Common Stock to the Company for $250,000. This sale is conditioned upon the Company delivering the purchase price to CVI on or before October 15, 1997. In addition, the agreement prohibits CVI from selling more than one-third of its remaining shares of Common Stock prior to October 15, 1997 and not more than two-thirds of its remaining shares of Common Stock prior to November 15, 1997.


        Item 7 is hereby amended by the addition of the following at the end thereof:

Item 7. Materials to be filed as Exhibits

        Exhibit C - Agreement, dated September 12, 1997, by and between CVI and the Company.

_______________________________________________________________________________

CUSIP No. 783975 10 5                                          Page 6 of 6 Pages
_______________________________________________________________________________




                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          CAPITAL VENTURES INTERNATIONAL

                          By:  Bala International, Inc. (f/k/a Arbit Inc.),
                               --------------------------------------------
                               pursuant to a Limited Power of Attorney,
                               a copy of which is filed as an exhibit hereto.



                          By: /s/ Arthur Dantchik
                              ---------------------------------------------
                                  Arthur Dantchik, Director

                          Date: September 29, 1997
                                -------------------------------------------

                                    EXHIBIT C

                                    Agreement


        This Agreement is made on September 12, 1997, between SC&T International, Inc. ("SC&T"), an Arizona corporation, and Capital Ventures International ("CVI"), an unlimited liability company organized under the laws of the Cayman Islands, BWI. SC&T and CVI are each referred to in this Agreement as a "Party" and collectively as "the Parties."

                                    Recitals

        Pursuant to a Subscription Sales Agreement between the Parties dated as of June 17, 1996, CVI purchased 100 shares of Series A Preferred Stock of SC&T for an aggregate consideration of $1 million. The shares of Series A Preferred Stock were convertible, under certain circumstances, into shares of SC&T common stock.

        On November 25, 1996, CVI exercised its conversion rights and converted the 100 shares of Series A Preferred Stock into 6,393,145 shares of common stock without the payment of any additional consideration. The shares are represented by SC&T certificate number 282, which is in the possession of SC&T's transfer agent, American Securities Transfer & Trust, Inc. ("Transfer Agent").

        On July 3, 1997, through July 14, 1997, CVI sold 1,921,000 shares of SC&T common stock pursuant to an opinion of counsel that the sale of these shares was exempt, pursuant to section 4(1) of the Securities Act of 1933 ("Securities Act") from the registration requirements set forth in Section 5 of the Securities Act. Between July 22, 1997, and August 4, 1997, CVI sold a total of 389,000 shares of SC&T common stock pursuant to a Form 144 filed by CVI on July 21, 1997, with the Securities and Exchange Commission. The shares that are the subject of the foregoing sales are referred to collectively in this Agreement as the "Sold Shares," and the remaining shares owned by CVI as of the date of this Agreement are referred to as the "Unsold Shares." The Transfer Agent has not yet received final instructions from SC&T to effect the transfer of the Sold Shares.

        In consideration of the mutual exchange of promises set forth in this Agreement and of the exchange of other good and valuable consideration, the receipt of which is hereby mutually acknowledged, the Parties agree as follows:


        1. Instructions to Transfer Agent. SC&T will immediately upon execution of this Agreement instruct the Transfer Agent and take any other necessary actions to: (a) effect the immediate transfer of the Sold Shares and (b) issue of a certificate or certificates in the street name designated by CVI's broker with respect to 300,000 of the Unsold Shares.

        2.  Sales of Unsold Shares.

           (a) CVI hereby sells 3,783,145 shares of the Unsold Shares to SC&T for an aggregate cash consideration of $250,000. The sale will settle as follows:

               (i) SC&T will deliver to CVI $250,000 in immediately available funds on or before October 15 at 5 p.m. EDT. Immediately upon delivery of the $250,000, SC&T will confirm to CVI, Transfer Agent and Escrow Agent (as defined in this paragraph) that it has delivered the funds.

               (ii) CVI will, upon the execution of this Agreement, instruct the Transfer Agent to issue a certificate or certificates for 3,783,145 shares in the name of SC&T and will further instruct the Transfer Agent to deliver the certificate or certificates to Richard Stone, Esq.,who will act as Escrow Agent.

               (iii) Following delivery to the Escrow Agent of the certificate or certificates evidencing the 3,783,145 shares referred to in paragraph (a) above, the certificate or certificates will remain in the custody of the Escrow Agent until it receives confirmation from both SC&T and CVI of delivery of the $250,000 purchase price for the shares covered by the certificate or certificates. If the Escrow Agent receives these confirmation on or before 5 p.m. on October 15, 1997, it will deliver the certificate or certificates to SC&T. If the Escrow Agent does not receive this confirmation by 5 p.m. EDT on October 15, 1997, it will immediately deliver the certificate or certificates to the Transfer Agent. In that event, the Transfer Agent will re-issue a certificate or certificates for an aggregate of 3,783,145 to CVI (or CVI's designee, including issuance in street name designated by CVI's broker) without any restrictive legends or other restriction on their transferability, and SC&T will take no action to prevent such transfer or any subsequent transfers.

           (b) CVI may sell 300,000 shares of the Unsold Shares at whatever time and in whatever manner it chooses, except that CVI may not sell, in any month (as measured by the 15th day of one month to the 15th day of the following month), more than the number of shares obtained through application of the following formula:

                                    100,000 + n(100,000) - s
                                              --------------
                                                   n

As used in this formula, "n" refers to the number of months that have elapsed since September 15, 1997, and "s" refers to the number of shares that CVI previously has sold pursuant to this paragraph.

        3.  Representations of CVI.

           (a) CVI represents, with respect to the transactions in which it sold the Sold Shares, that CVI did not and will not make any payment in connection with the transactions, other than usual brokerage commissions and charges to its broker; CVI did not and will not agree with any other person to act in concert for the purpose of selling the Sold Shares; and CVI did not directly or indirectly solicit any buy orders in connection with the sales of the Sold Shares and is unaware of any such solicitation.

           (b) CVI represents that it is an unlimited liability company organized under the laws of the Cayman Islands, BWI; that it has the necessary corporate authority to enter into this Agreement; and that its performance of its obligations under this Agreement does not violate its corporate charter or by-laws or any law, statutory or otherwise, of its place of incorporation. CVI has granted Susquehanna Securities Trading GmbH the authority to enter into this agreement on CVI's behalf.

           (c) CVI represents that it has not and does not directly or indirectly control SC&T, nor is it controlled by SC&T, nor are it and SC&T under common control.

           (d) CVI represents that other than the Sold Shares, CVI has not sold any other shares of SC&T, long or short, from the date of CVI's initial investment in Series A Preferred Stock to the present.

           (e) CVI represents that to the extent the sale of the shares referred to in paragraph 2(a) above is not completed and such shares are returned to CVI after October 15, 1997, then until CVI's ownership in SC&T common stock represents less than 10% of the company's outstanding shares, CVI will sell such shares only pursuant to Rule 144; after CVI's ownership drops below 10%, CVI's shares shall be freely tradable.

        4.  Representations of SC&T.

           (a) SC&T represents that it is a corporation organized under the laws of Arizona; that it has the necessary corporate authority to enter into this Agreement; and that its performance of its obligations under this Agreement does not violate its corporate charter or by-laws or any law, statutory or otherwise, of its place of incorporation.

           (b) SC&T represents that it has not and does not directly or indirectly control CVI, nor is it controlled by CVI, nor are it and CVI under common control.

        5. Mutual Releases. The Parties and their respective agents hereby release each other and their respective agents, attorneys, officers, directors, employees, and trustees from any and all claims or assertions of liability for injury or damage resulting from any transaction between them from the beginning of time running through the time of execution of this Agreement, except that the Parties do not release each other or anyone else from any claims based on breach of this Agreement.

        6.  Miscellaneous Provisions.

           (a) This Agreement contains the entire agreement of the Parties with respect to its subject matter. It is binding on the Parties and their successors and assigns and may not be amended except in writing.

           (b) CVI acknowledges that Escrow Agent, currently and hereafter, represents SC&T and related parties, including representation of SC&T in connection with any litigation that may arise out of or relate to this agreement. CVI represents that it has sought independent counsel in this matter.

           (c) Each of the Parties indemnifies and holds the Escrow Agent harmless for any loss or damage arising from his role as Escrow Agent under this Agreement; provided this does not preclude action to enforce the Escrow Agent's duties under this Agreement.

           The Parties signify their intention to be bound by the provisions of this Agreement by executing the Agreement in the places set forth below. The Escrow Agent signifies its acceptance of its appointment as Escrow Agent under the terms set forth in Section 2(a) above by executing this Agreement in the place set forth below:



     9/15/97                            /s/     William A. Pendley
-----------------------             --------------------------------
Date                                SC&T, Inc.





     9/15/97                                 /s/ Martin Kobinger
-----------------------             --------------------------------
Date                                Susquehanna Securities Trading GmbH,
                                    on behalf of Capital Ventures International


Acceptance of the Escrow Agent
 of its appointment:


      9/15/97                          /s/      Richard Stone
-----------------------             --------------------------------
Date                                Richard Stone, Esq.